Exhibit 99.1

Undertone Announces the Launch of its Synchromatic Marketplace, Bringing the
Creativity and Performance of its Full Suite of High Impact Digital Ad Formats – and
Unmatched Supply Footprint – Programmatic

Award-winning creative units which provide superior performance, engagement and viewability –
allowing brands to create synchronized user experiences – now available in buyers’ demand side platforms of choice

TEL AVIV & NEW YORK – September 11, 2019 – Perion Network Ltd. (NASDAQ:PERI) announced today that Undertone, the creator of cross-platform Synchronized Digital Branding for the world’s most prominent brands, has launched its Synchromatic Marketplace, allowing programmatic access to all of Undertone’s engaging, high-impact digital advertising formats.

The Synchromatic Marketplace builds on the insights and data from over two years’ worth of programmatic brand-building on the Undertone platform. It is a solution that delivers across-the-board quality by closing the gaps that have existed between quality and scale. Now, one source delivers brilliant creative, respected publishers and apps at scale; superb viewability; and high engagement. Marketers and agencies can now achieve “Do It Yourself” Synchronized Digital Branding through fast and intuitive programmatic access, using their demand side platform of choice, to purchase from billions available targeted impressions.

“This is a singularly important step in the advancement of our Synchronized Digital Branding platform,” said Doron Gerstel, CEO of Perion. “Programmatic buyers now have unprecedented access to our award-winning ad formats that have industry-leading engagement rates. We have democratized the ability to create a sequentially relevant experience for consumers from awareness to purchase - the full marketing journey. This is personalization at scale - right format, right time, right user, right device.”

Programmatic marketing has revolutionized digital media. Industry analysts estimate* that programmatic display buying will represent $60 billion in ad spend in the US alone in 2019, and will reach 88% of all display ad buying by 2021. However, due to limitations in the variety of ad formats available, programmatic buyers have lacked the capability to access highly engaging digital creatives, settling instead for standard display units, which offer little in the way of creativity and engagement. Industry sources estimates that up to nearly 40% of ads delivered programmatically – generally including standard display units – are not considered viewable**.

With Undertone’s Synchromatic Marketplace, providing access to its award-winning formats is just the first step in creating the blueprint for high performing campaigns. Undertone certifies each publisher and app developer for quality, brand safety and performance - saving buyers significant time and effort. Its supply footprint boasts direct relationships with quality publishers and apps, including CafeMedia, Maven, Evolve Media, TEGNA and SHE Media and many of the comScore top 100 publishers. Also, Undertone has been recognized as having category-leading verified human traffic and viewability rates by Integral Ad Science.

Industry Praise for New Innovation

“We have bought rich media units from Undertone through their programmatic platform for the past year. It has been a great success, and we look forward to working with their evolved Synchromatic Marketplace,” said Sean Muzzy, President, North America, Cadreon, IPG MediaBrand’s ad tech unit. “The Synchromatic Marketplace allows us to leverage all the benefits of programmatic buying including ease of activation, full control on pacing and targeting but also enables us to deliver rich media ads that grab consumers attention and are beautifully designed. As a result, we continue to expect to see very strong KPIs for participating brands”.

“We’ve worked with Undertone for several years and were excited to open up our premium inventory across SHE Media to their programmatic buyers. The combination of our brand safe inventory and Undertone’s unique creatives, all of which are available through programmatic pipes, has been a winning proposition for both parties,” said Nick Kaplan, Director of Programmatic, SHE Media. “Undertone has successfully opened our inventory to programmatically traded incremental revenue that wasn’t previously accessible. Traders through all major DSP’s can now buy any of Undertone’s high-impact units across our sites including Sheknows.com, Hollywoodlife.com, Stylecaster.com, and the rest of SHE Media’s publisher partners. We thrilled to be partners with Undertone and are excited about this decision.”

“At Havas, we understand the power of programmatic buying, but feel like the basic ad units most often utilized do not match the sophistication of the platforms being used,” said Bill Santare, VP, Programmatic Strategy at Havas Media.  “In the Undertone Synchromatic Marketplace, we have a partner that enables us to leverage the benefits of programmatic buying being paired with engaging, high-impact creative units.”

Additionally, Undertone has completed compatibility tests with every major demand side platform including The Trade Desk and Google’s DV 360; allowing buyers to begin transacting immediately. Programmatic buyers may also work with Undertone’s award-winning creative group, Pixl Studios, for creative strategy and design services. For more information, visit the programmatic resources at www.undertone.com/synchronization/#how_we_do_it#programmatic.

*eMarketer: US Programmatic Ad Spend Forecast 2019, April 25, 2019
**Desktop Display Ad Viewability Rates Continue to Improve, April 11, 2019

About Undertone:
Undertone, a division of Perion Network Ltd. (NASDAQ: PERI), provides cutting-edge technology solutions for the world’s leading brands. Its proprietary Synchronized Digital Branding combines data, distribution and creative to deliver cohesive stories across all critical touchpoints: screens, platforms and a transparent, customizable list of elite publishers. The AI-driven platform eliminates fragmentation, delivers much-needed revenue for publishers and, most importantly, ensures brand messaging is contextually relevant. Undertone creates stunning campaigns that align with KPIs—always with beautiful creative and in brand-safe environments. Learn more at www.undertone.com.

About Perion Network Ltd.:
Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Investor relations
Hila Barenboim
+972 (73) 398-1000
Investors@perion.com

Source: Perion Network Ltd.